Exhibit 99.3

Solaris Resources Inc.

Management’s Discussion and Analysis

For the Years Ended December 31, 2025 and 2024

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the year ended December 31, 2025, with comparative information for the year ended December 31, 2024. This MD&A is dated March 26, 2026 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company has prepared the consolidated financial statements in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts reported herein are expressed in thousands of US dollars unless Indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) and trade under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work; that exploration activities continue to target growth of the mineral resource estimate (“MRE”); timing, completion and potential results of such exploration plans; the Company’s plans for the ensuing year; expected life of mine; use of proceeds from the Company’s financings; all prospective information in the PFS (as defined below); approval of the Environmental Impact Assessment (“EIA”) for the Warintza Project (as defined below); that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; the estimation of Mineral Resources and Mineral Reserves; the ability of the Company to satisfy the conditions precedent to the advancement of the remaining amount under the Funding Package (as defined below); the realization of mineral reserve estimates, the timing and amount of potential future production; intentions for the Warintza Project; and the Company’s internal controls over financial reporting (“ICFR”), including its ability to remedy the identified material weakness, as well as any potential future material weaknesses. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions. Estimates of Mineral Reserves and Mineral Resources are also forward-looking statements because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portion of the $200,000 financing with RGLD Gold AG (“Royal Gold”), a subsidiary of Royal Gold, Inc. for the Warintza Project; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource and mineral reserve estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; Funding Package; financing arrangements; global economic conditions; limited supplies, supply chain disruptions and inflation; operating cash flow; uncertainty of future revenues or of a return on investment; estimation risk in Mineral Resources and Mineral Reserves; uncertainty relating to Inferred Mineral Resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; international conflicts; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; artificial intelligence; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; price fluctuation of the common shares of the Common Shares; value of Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards; changes in climate conditions; differences in U.S. and Canadian reporting of Mineral Reserves and Resources; the Company’s “foreign private issuer” status; and claims under U.S. securities laws.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise Indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this MD&A was prepared in accordance with 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (the “CIM Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s Mineral Reserves and Mineral Resources, and other technical and scientific information included or incorporated by reference in this MD&A, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Description of Business

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale asset located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources Limited (“Teck”) in Mexico.

Highlights and Activities

The following activities and developments were achieved during 2025:

Corporate:

●	Announced the expansion of the Solaris leadership team as well as announcing that the final emigration steps are complete, subject to a few administerial matters.

●	The Company entered into a waiver agreement with Orion (as defined below) relating to the drawdown requirements for the final $15,000 advance under the Senior Loan Facility (as defined below). The final advance became available prior to the publication of a pre-feasibility study (“PFS”) for the Warintza Project. The Company submitted a Notice of Drawdown and received the final $15,000 advance under the Senior Loan Facility on May 14, 2025.

●	On May 21, 2025, the Company entered into a funding package with Royal Gold for the Warintza Project (the “Funding Package”). The total cash consideration is $200,000, comprising a gold stream agreement ("the Stream Agreement") and a net smelter return (“NSR”) royalty agreement ("the Royalty Agreement") (collectively the “Financing Agreements”). With the funds received, the Company repaid the Senior Loan Facility and accrued interest.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Project and Stakeholder advancement:

The following activities and developments were achieved during 2025:

●	On November 6, 2025, the Company announced the results of a PFS with an updated MRE and maiden Mineral Reserves for its Warintza Project. The results show Warintza to be a globally significant mineral resource with extensive mine life and first quartile cash costs which drives significant Free Cash Flow. The project is forecast to have initial capital costs (pre-production) of US$3.7bn (including 15.7% overall contingency) and a 2.6 year post-tax payback period. A maiden mineral reserve estimate was published of 1.3 billion tonnes (Proven and Probable) at 0.41% CuEq (0.31% Cu, 0.02% Mo, 0.04 g/t Au and 1.30 g/t Ag), providing a mine life of 22 years and the 2025 MRE incorporated a 312% increase in Measured plus Indicated Mineral Resources, at a cut-off grade of 0.1% Cu and a NSR cut-off value of US$6.30/t, compared with the published 2024 MRE. The PFS was prepared in conjunction with consultants from Ausenco, Knight Piésold, and AMC Consultants.

●	Signed a Letter of Intent with the Pueblo Shuar Arutam (“PSHA”) to establish an inter-institutional working group alongside the host communities of Warints and Yawi and the Ecuadorian State, aiming to advance dialogue towards a cooperation agreement.

●	On September 11, 2025, the Company announced the signing of a landmark agreement with the PSHA, marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities.

Subsequent to year-end:

●	Solaris announced a major advancement in its district-scale growth strategy on January 28, 2026. Ecuador’s state-owned mining company, Empresa Nacional Minera ENAMI EP (“ENAMI EP”) granted Solaris an option to acquire up to a 100% interest in a new portfolio of highly prospective exploration areas located immediately adjacent to the Company’s world-class Warintza Project in southeastern Ecuador. This strategic award meaningfully expands Solaris’ footprint around Warintza by approximately 40,000 hectares, further consolidating its presence over one of the most compelling emerging copper districts globally. The newly optioned areas capture extensions of key geological trends continuous with Warintza, unlocking additional potential exploration upside and reinforcing the Company’s long-term vision of developing a future world-class copper mining hub.

OUTLOOK

Following the submission of the Technical EIA in August 2024, Solaris has engaged in positive and constructive dialogue with Ecuador’s Ministry of Environment and Energy (formerly the Ministry of Energy and Mines and the Ministry of Environment, Water and Ecological Transition(the “MATE”)). The Company has formally addressed all inquiries and confirms that the final Technical EIA report has been submitted and is currently under government review.

Solaris is simultaneously performing work to unlock value across its broader 100%-owned land package of over 260 km², which contains several high-priority regional targets. Step-out field exploration activities are ongoing.

Solaris remains committed to its participatory mining model, fostering strong local partnerships and social license while building long-term value for all stakeholders.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan) (“Warintza, the “Project” or the “Warintza Project”).

The property includes nine metallic mineral concessions covering 26,773 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40,000 hectares adjacent to Warintza and interpreted to host porphyry copper and epithermal gold potential. As at December 31, 2025, the Company has incurred approximately $246,000 in exploration expenses at Warintza.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impact and Benefit Agreement (“IBA”), which was first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the Alianza para el Emprendimiento e Innovación (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Further to the above, on September 11, 2025, the Company announced the signing of a landmark agreement, the PSHA, marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities. The PSHA, located in the southeast of the province Morona Santiago, is made up of nearly ten thousand people organized into 47 Shuar centers.

In November 2025, the Company announced the results of the PFS which show Warintza to be a globally significant mineral resource with extensive mine life and first quartile cash costs which drives significant Free Cash Flow. The Warintza Project is forecast to have initial capital costs (pre-production) of US$3.7bn (including 15.7% overall contingency) and a 2.6 year post-tax payback period. A maiden mineral reserve estimate was published of 1.3 billion tonnes (Proven and Probable) at 0.41% CuEq (0.31% Cu, 0.02% Mo, 0.04 g/t Au and 1.30 g/t Ag), providing a mine life of 22 years and the 2025 MRE incorporated a 312% increase in Measured plus Indicated Mineral Resources, at a cut-off grade of 0.1% Cu and a NSR cut-off value of US$6.30/t, compared with the published 2024 MRE. The PFS was prepared in conjunction with consultants from Ausenco, Knight Piésold, and AMC Consultants.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration in mid 2023. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

As part of the Royal Gold transaction financing package, the Company issued a 0.3% net smelter return royalty (“NSR royalty”) to Royal Gold and a gold stream, where Solaris will deliver gold equivalent to 20 ounces per 1 million pounds of copper produced from the RGLD Gold AOI (as defined in the Stream Agreement). For each ounce of gold delivered under the Stream Agreement, Royal Gold will pay Solaris a purchase price equal to 20% of spot price until 90,000 ounces have been delivered; and 60% of spot price thereafter.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail. The Company has recently completed desktop analysis regarding potential development options.

The project is held 60% by the Company and 40% by a subsidiary of Teck.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Enami Concessions

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, ENAMI EP (“Solaris 1”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

The Company made an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law; and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term; or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up.

In January 2026, Solaris entered into a second option agreement with ENAMI EP to acquire up to a 100% interest in new exploration areas (“Solaris 2”). New areas are interpreted to host significant copper mineralization, characterized by widespread potassic alteration typical of large copper porphyry systems. The award of the Solaris 2 areas follows a process established by ENAMI EP pursuant to which credentialed bidders submit nonbinding proposals for proposed minimum investments on the new areas. The award is subject to entry into a definitive framework agreement for the new areas, with the terms expected to include: (i) an upfront payment to ENAMI EP of $250; (ii) a proposed minimum exploration programme of $25,000 over the 4 year exploration phase; (iii) up to $1,750 subject to the achievement of certain milestones and (iv) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. The award follows the same commercial structure as the Solaris 1 earn in arrangement.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 3,769-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the year ended December 31, 2025:

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Salaries, studies, geological consultants and support, and travel	$10,982	$–	$–	$1,699	$19	$12,700
Site preparation, supplies, field and general	7,651	103	60	285	8	8,107
Drilling and drilling related costs	1,456	–	–	–	-	1,456
Assay and analysis	735	–	–	–	-	735
Community relations, environmental and permitting	10,131	–	–	53	6	10,190
Concession fees	431	59	34	38	3	565
Reclamation provision	475	–	–	–	-	475
Amortization	1,047	3	1	–	66	1,117
	$32,908	$165	$95	$2,075	$102	$35,345

For the year ended December 31, 2024

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Salaries, studies, geological consultants and support, and travel	$17,412	$–	$–	$1,228	38	$18,678
Site preparation, supplies, field and general	12,442	98	48	88	129	12,805
Drilling and drilling related costs	14,877	–	–		–	14,877
Assay and analysis	2,735	–	–	–	–	2,735
Community relations, environmental and permitting	8,498	–	–	120	13	8,631
Concession fees	420	60	33	–	40	553
Reclamation provision	2,216	–	–	–	–	2,216
Amortization	947	4	5	–	56	1,012
	$59,547	$162	$86	$1,436	276	$61,507

[1]	Peru – Warintza expenditure includes costs for shared technical services, performed in Lima.

The decrease in exploration expenses to $35,345 for the year ended December 31, 2025, from $61,507 for the year ended December 31, 2024, was primarily related to a reduction in drilling activities at Warintza in the year. There were no drilling activities in the second and third quarters as the PFS analysis and report was completed, with limited activity in the fourth quarter. Additionally, following the completion of the PFS for the Warintza Project in November 2025, costs associated with this project have been capitalised following a voluntary change in accounting policy.

Salaries, geological consulting and support, and travel costs were lower in Ecuador for the year ended December 31, 2025, compared to the same period in 2024. This was mainly due to the decrease in geological consultants’ costs in support of drilling activities, and the accompanying lower mobilization of supplies, materials and personnel to and within the site.

The decrease in site preparation, supplies, field and general costs is commensurate with the decrease in drilling activities with fewer drilling platforms, civil works and site infrastructure, as well as a reduction in supplies and materials consumed at the Warintza Project.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Drilling and drilling-related costs at Warintza, as well as the corresponding assay and analysis costs, decreased for the year ended December 31, 2025, compared to 2024, due to the Company having conducted a reduced volume of drilling activities in the year. The prior year activity saw a high level of activity to provide for the update of the MRE at Warintza Central, which was published in July 2024 and drilling in H2 2024 related to the PFS.

Community relations, environmental and permitting costs increased in the year, due to higher community support payments made to the local communities with the signing of the updated IBA in April 2024 and all the studies and analysis required in order to obtain the advanced exploration environmental licence.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the year ended December 31, 2025, the reclamation provision expense was lower than the prior year due to the reduced drilling activity with an associated reduction in environmental disturbances and the settlement of reclamation costs. Subsequent to a voluntary change in accounting policy for exploration and evaluation costs, amounts will be capitalised to exploration and evaluation assets.

Loss from Operations

Three Months Ended December 31, 2025 Compared to the Three Months Ended December 31, 2024

The Company incurred exploration expenses of $4,677 for the three months ended December 31, 2025 (December 31, 2024 – $19,271). The decrease is mainly attributable to the capitalising of costs for the Warintza Project following the completion of the PFS.

The Company incurred general and administrative expenses of $2,910 for the three months ended December 31, 2025 (December 31, 2024 – $4,033). The decrease is mainly due to lower costs in professional fees and office costs as a consequence of the emigration process which completed in early 2025.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The Company incurred exploration expenses of $35,345 for the year ended December 31, 2025 (December 31, 2024 – $61,507). The decrease is mainly attributable to decreased exploration and drilling activities at Warintza in the year and the commencement of the capitalising of costs for the Warintza Project following the completion of the PFS.

The Company incurred general and administration expenses of $12,943 for the year ended December 31, 2025 (December 31, 2024 – $11,469 ). The increase is mainly due to higher professional fees related to the Funding Package.

Selected Annual Financial Information

Information for the three years ended December 31, 2025, 2024 and 2023, as extracted from the Company’s audited consolidated financial statements, is presented as follows:

$ in thousands, except per share amounts	2025	2024	2023
Exploration expenses	$35,345	$61,507	$30,953
General and administrative expenses	12,943	11,469	10,218
Impairment of exploration and evaluation assets	–	–	251
Change in fair value of derivatives	–	–	105
Net loss	42,289	77,081	41,083
Comprehensive loss	44,424	76,539	40,551
Net loss attributable to Solaris shareholders	42,227	77,017	41,008
Net loss per share attributable to Solaris shareholders – basic and diluted	0.26	0.49	0.29
Total assets	58,028	57,196	61,820
Total non-current liabilities	98,609	53,428	31,032

Exploration expenses decreased from 2024 to 2025 primarily due to the decrease in exploration and drilling activities at Warintza and the capitalising of costs following the completion of the PFS. Exploration expenses increased from 2023 to 2024 primarily due to the increase in exploration and drilling activities at Warintza since the completion of the MRE which was published in July 2024.

The increase in general and administrative costs from 2024 to 2025 is attributable to an increase in professional fees related to the Funding Package. The increase in general and administrative costs from 2023 to 2024 is attributable to an increase in professional fees as a consequence of the increase in exploration and drilling activities at Warintza partially offset by lower share-based compensation.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Total assets increased from 2024 to 2025 primarily due to the Funding Package. Total assets decreased from 2023 to 2024 primarily due the use of cash to fund the exploration activities for the Warintza Project.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q4	2025 Q3	2025 Q2	2025 Q1
Gain on sale of royalty interest	$–	$–	$(9,812)	$–
Exploration expenses	4,677	9,501	8,850	12,317
General and administration expenses	2,910	2,250	5,566	2,217
Net loss	9,348	12,229	5,338	15,374
Comprehensive loss	9,921	11,538	7,856	15,109
Net loss attributable to Solaris shareholders	9,335	12,216	5,322	15,354
Net loss per share – basic and diluted	$0,06	$0,07	$0,03	$0.10

	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Gain on sale of royalty interest	$–	$–	$–	$–
Exploration expenses	19,271	17,659	14,384	10,193
General and administration expenses	4,033	2,808	2,482	2,146
Net loss	25,881	20,805	17,643	12,752
Comprehensive loss	25,491	20,671	17,478	12,899
Net loss attributable to Solaris shareholders	25,868	20,785	17,633	12,731
Net loss per share – basic and diluted	$0.16	$0.13	$0.12	$0.08

The Company has not generated any income to date other than interest income and a gain on the sale of a royalty interest. Exploration expenditures in 2025 were lower than in the prior year reflecting reduced drilling activities at the Warintza Project and the capitalising of costs following the release of the PFS.

Liquidity and Capital Resources

As at December 31,	2025	2024
Cash and cash equivalents	$25,210	$31,738
Prepaids and other	751	842
Accounts payable and accrued liabilities	7,775	12,839
Lease liability – current	57	216
Total current assets	25,961	32,580
Total current liabilities	$8,400	$13,055

Cash generated/(used) from operating activities during the year ended December 31, 2025 was $48,265 (December 31, 2024 – $(58,394) used). The increase in cash generated during the year ended December 31, 2025, compared to the same period in 2024, is primarily due to the receipt of the drawdown of the first tranche of the Funding Package of $100,000. $90,000 was allocated to the Stream Agreement and accounted for as deferred revenue and $10,000 was allocated to the Royalty Agreement and recognised as a gain on the sale of a royalty interest.

Cash outflow from financing activities during the year ended December 31, 2025, was $51,853 (December 31, 2024 – $52,583 inflow). The cash outflow in the year was principally due to the repayment of the Senior Loan Facility.

Cash outflow from investing activities during the year ended December 31, 2025 was $3,293 (December 31, 2024 – $768). The increase in cash outflow from investing activities for the year ended December 31, 2025, relates primarily to the capitalisation of exploration and evaluation expenditures against the Warintza project.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. Based on its current forecasted expenditures, the Company requires additional financing from the second and third tranches of the Funding Package to fund ongoing operations for the next twelve months.

The consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at December 31, 2025, the Company had cash and cash equivalents of $25,210. On May 21, 2025, the Company entered into the Funding Package. The total cash consideration under the Financing Agreements is $200,000. Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream (“Stream Upfront Payment”) and $10,000 allocated to the Royalty Agreement;

●	Second tranche of $50,000 made available following the publication of the PFS and receipt of the EIA technical approval, which will be allocated to the Stream Agreement; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream Agreement.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

Commitments and Contingencies

At December 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$7,775	$–	$–	$–	$7,775
Lease liabilities	57	420	–	–	477
Other long-term liability	–	–	–	288	288
Exploration and evaluation assets	953	568	–	–	1,521
	$8,785	$988	$–	$288	$10,061

Share Capital Information

As at March 26, 2025, the Company had the following securities issued and outstanding:

●	167,035,328 Common Shares

●	10,992,500 Common Shares issuable pursuant to exercise of stock options

●	26,085 Common Shares issuable pursuant to redemption of restricted share units[1]

[1]	These restricted share units have vested and the issuance of the related Solaris shares has been deferred by the holders of the restricted share units

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the years ended December 31, 2025 and 2024 is comprised of the following:

For the year ended December 31,	2025	2024
Share-based compensation	$1,989	$3,054
Salaries and benefits	2,142	1,704
Professional fees	-	552
	$4,131	$5,310

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta is the Chairman and a major shareholder of the Company. This agreement was terminated on January 1, 2025, and no amounts were charged by Augusta for the year ended December 31, 2025 (December 31, 2024 – $552).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The services were provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company were allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties jointly entered into a rental agreement for office space. When the Company’s participation in the arrangement terminated, the Company was obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the year ended December 31, 2025 and 2024:

For the year ended December 31,	2025	2024
Salaries and benefits	$-	$2,244
Office and other	104	469
Filing and regulatory fees	-	54
Marketing and travel	-	19
	$104	$2,786

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

MATERIAL Accounting Policies and Estimates

The Company’s accounting policies are described in its consolidated financial statements for the year ended December 31, 2025. The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Accounting for streaming & royalty arrangements

Management has applied judgment in the assessment that the Stream Agreement (Note 11 of the consolidated financial statements) constitutes a contract for the future sale of commodities to the counterparty. The contract will be settled through the delivery of commodity and in no event settled in cash except in the event of specific non-operational scenarios. The deposit is therefore recorded as deferred revenue and is not a financial liability. Management assessed that the contract contained a significant financing component, which required making estimates, with information reasonably available to the parties at contract inception, of the quantity and the cash selling price of the promised goods to be delivered under the Stream Agreement in order to determine the implicit interest rate of the agreement. These estimates are subject to variability and may have an impact on the timing and amount of revenue recognized. Management exercised judgment in applying IFRS 15, as the treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production.

The key estimates used to arrive at the implicit interest rate in the agreement are:

●	based on an internal mine development model with a mine start date of 2030, with a 55 year mine life

●	gold price of $2,904 per ounce

●	discount rate of 4.6%

The value of the Royalty Agreement and Stream Agreement was based on the separate contracts and cash received for each (Note 11 of the consolidated financial statements). Analysis was performed based on the internal mine development model referenced above, considering multiple scenarios which impact the royalty contract metrics and returns to support the values attributed in the contracts.

b)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9 of the consolidated financial statements.

c)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

A lack of expenditure on the La Verde asset in prior years was deemed to be an indictor of impairment as at December 31, 2025 and an impairment test was performed accompanied by an independent valuation of the La Verde asset. The fair market value was estimated using the market approach, specifically using the comparable in-situ resource multiples observed for guideline public companies and comparable transactions. There was no impairment resulting from the test. There were no indicators of impairment identified for the Company’s other Exploration and Evaluation assets.

d)	Going concern evaluation

As discussed in Note 1 of the consolidated financial statements, these have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

e)	Mineral Reserves and Resources

Mineral reserve and resource estimates are prepared by Qualified Persons in compliance with NI 43-101 standards. These estimates rely on expert judgment regarding geological data, mining methods, and production scheduling, alongside key assumptions for costs and metal pricing. Any updates to this data or these assumptions can alter the economic viability of our projects, leading to revisions that may impact asset valuations, depreciation rates, tax strategies, and restoration provisions.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The board of Directors (“Board”) approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and other amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $26,107 represents the maximum exposure to credit risk.

b)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2025, cash of $19,257 (December 31, 2024 – $15,858), loans and borrowings of $nil (December 31, 2024 – $49,206), and accounts payable and accrued liabilities of $88 (December 31, 2024 - $421) are denominated in the US dollar. For the year ended December 31, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss would be a loss of $943 (December 31, 2024 – $1,774 gain).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Swiss francs, Peruvian soles, and Mexican pesos. However, the impact on such exposure is not currently material.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, issue or repay debt, or sell assets. The Company, upon approval from its Board, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at December 31, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

An investment in the Common Shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should invest in the Common Shares. An investor should carefully consider the risks and the other information filed with the Canadian securities regulators before investing in the Common Shares. A discussion of these risks and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained below and in the Company’s Annual Information Form filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Any of the risks and uncertainties described below could have a material adverse effect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations for anyone who reads this MD&A.

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from Common Share issuances and advances from the Senior Loan Facility and the Funding Package to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of Common Shares and from the Funding Package in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities.

Changes, if any, in mining or investment policies, or shifts in geopolitical dynamics, in the countries where the Company operates may adversely affect our exploration and possible future development activities. In recent years, there has been a substantial increase in political focus on the production and sale of “critical minerals”. Copper has been identified as such a “critical mineral” in multiple jurisdictions, and is the subject of increasingly active industrial policy. The Company expects that, over time, this industrial policy, and the associated political tensions, may limit our ability to undertake business opportunities with actors from non-Western countries. We may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of Indigenous Groups, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Funding Package

In May 2025, the Company entered into the Financing Agreements, which provide for aggregate financing of up to $200,000, of which $100,000 has been advanced to date. The remaining amount is to be advanced upon the satisfaction of a number of conditions precedent, some of which are outside of Solaris’ or Royal Gold’s control. As a result, there can be no assurance that such conditions precedent will be satisfied or waived, or as to the timing of any such satisfaction or waiver. If Solaris is unable to satisfy the conditions required for the advancement of the remaining amount available under the Funding Package, Solaris may be unable to realize the anticipated benefits of the Funding Package, which could have a material adverse effect on Solaris’ business, financial condition, results of operations and prospects.

Financing Agreements

The Company may enter into, and has entered into, financing arrangements tied to production, including stream and offtake agreements. These arrangements may expose the Company to counterparty risk, including the risk of non-performance, insolvency, or disputes regarding product quality, delivery schedules, pricing adjustments, penalties, treatment and refining charges, and other contractual terms. Where production is committed under such arrangements, the Company may have limited flexibility to sell products to alternative counterparties and may be subject to concentration risk. In addition, certain financing arrangements may include security interests, restrictive covenants or other conditions that could limit the Company’s operational and financial flexibility. Any default, dispute or interruption under such arrangements could adversely affect the Company’s revenues, cash flows, liquidity, financial condition and ability to finance operations and development plans.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of the Common Shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Global supply chains have been further affected by the current Ukraine-Russia and the Middle East conflicts. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, import tariffs imposed by the United States and potential retaliatory tariffs, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Operating cash flow

Solaris had positive operating cash flow in 2025 due to the partial advancement of the Funding Package. However, it is expected to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. There is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that the Common Shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

Estimation risk in Mineral Resources and Mineral Reserves

The estimation of Mineral Resources and Mineral Reserves are expressions of judgement based on industry practice, experience and knowledge, and are estimates only. Estimates of Mineral Resources and Mineral Reserves are necessarily imprecise and depend to some extent on interpretations which may prove inaccurate. No assurance can be given that the estimated Mineral Resources and Mineral Reserves are accurate or that the Indicated level of copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.

Estimates that are valid when made may change significantly when new information becomes available. Actual mineralization or geological conditions may be different from those predicted. No assurance can be given that any or all of Solaris’ Mineral Resources constitute or will be converted into Mineral Reserves. Actual Mineral Resources and Mineral Reserves may differ from those estimated, which could have an adverse effect on Solaris’ operations, financial performance and financial position.

Various factors, such as commodity price fluctuations as well as increased production costs, may render a part of Solaris’ Mineral Reserves unprofitable to develop at a particular site or sites for periods of time or may render such mineral reserves containing relatively lower grade mineralization uneconomic. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Any of these factors may require Solaris to reduce its Mineral Resources and Mineral Reserves, which could have a negative impact on Solaris’ operations, financial performance and financial position.

Uncertainty relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded through further exploration to the Measured and Indicated resource classification level of confidence necessary for their potential conversion to Proven or Probable Mineral Reserves as a result of a pre-feasibility or feasibility level technical study.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsurable risks” below for more details.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have, from time to time, targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty.

In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and Indigenous Groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and started to coordinate with the Ministry of Energy and Mines the process for the implementation of the assessment of prior, free and informed consultation mechanism and the identification of consultation subjects. Once the prior consultation finished and with the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar communities of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza.

During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022 and subsequently in the second quarter of 2024. Solaris considers that the consent of the Shuar Centres of Warints and Yawi is important for the development of the project. However, Solaris is open to dialogue with other Shuar Center which are located out of the direct area of influence even it does not mean that its consent be necessary to continue with activities of the project. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

In addition, despite the steps taken to restore the local Shuar communities’ acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on Indigenous Groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

PSHA is a representative of certain local communities. While PSHA has voiced complaints regarding Solaris, such complaints have been made without consulting the communities of Warints and Yawi, without consideration of these communities’ rights to self-determination and without consideration of these communities’ voluntary choice to work with Solaris. Regardless, PSHA’s complaints have the potential to harm Solaris’ reputation and, any growth in the influence of PSHA could have the potential to have a material adverse effect on Solaris and its operations. In March 2025 the Company has formed an inter-institutional working group with the PSHA, ratified through the signing of a Letter of Intent. In September 2025, the Company announced the signing of a landmark agreement with the PSHA, marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind the Warintza Project. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action party was elected as president. In February 2025, a presidential election was held, with no candidate reaching the required level of votes for outright victory. Daniel Noboa was re-elected for another term in a presidential run off election in April 2025.

At the beginning of 2024, due to the issues regarding a definition of the “Prior Consultation” and ruling in the Constitutional Court, the indigenous sector and communities have been making statements of alert and monitoring of the Consultation process and statements regarding public rejection of the advance of mining in their territories.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business.

The Company also faces the risk that future governments may adopt substantially different policies. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

Environmental licenses for exploitation

In order to execute the exploitation phase of mining activities, Solaris must obtain the environmental licenses for such stage, for which it is necessary to comply with a process of prior indigenous consultation and environmental consultation. Prior indigenous consultation, which conforms with the free, prior and informed consultation process, should be regulated by an independent law and currently, in Ecuador, there is no law that regulates the prior indigenous consultation process. This law must be issued by the Ecuadorian National Assembly. The Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue the Prior Indigenous Peoples Consultation Law within one year since its possession in December 2023. Additionally, the Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue a law to regulate the environmental consultation process. Prior indigenous consultation is a different type of process that differs from environmental consultation.

Regarding free, prior and informed consultation, in March 2024 the Ministry of Energy and Mines issued the Manual for the Operationalization of Free, Prior and Informed Consultation, contained in numeral 7 of Article 57 of the Constitution of the Republic of Ecuador for the Issuance of Administrative Measures in Mining Concessions (“the “Manual”). On March 13, 2024, the Confederation of Indigenous Nationalities of Ecuador filed a claim of unconstitutionality against this Manual, which has not been admitted to date.

It is not clear at this time if Solaris will be able or will need to apply for a consultation process following the Manual, or if it will be necessary to wait for the issuance of the corresponding law by the National Assembly. In any case, prior to commencing the exploitation phase of the Warintza Project, the Ecuadorian State (and not Solaris) should conduct further consultation in the area of influence of the project, under the terms and standards provided for in the Constitution, international instruments, the law and the decisions of the Constitutional Court. Prior consultation corresponds exclusively to the Ecuadorian State and not to Solaris. Among the subjects to be consulted are the centres of Warints and Yawi, as well as those other centres defined by the State for such purposes. As the Constitutional Court has stated in reiterated jurisprudence, the project executor (in this case Solaris) cannot participate in the consultation process, since it is an exclusive responsibility of the State. If the State does not apply consultation processes, Solaris may not be able to obtain the environmental license for continuing with its operations in the exploitation stage.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

To obtain the environmental license, in accordance with current regulations, an EIA must be submitted to the MAATE. For its preparation, a consultant qualified by the MAATE was hired, who began the process of gathering field information, including biotic, physical, and social characterization, as well as the analysis of historical data. This process is essential to establish a baseline that, based on the projected exploitation activities, will help define the project’s area of influence, risk management, and ultimately, the environmental management plan for the exploitation phase. The EIA was submitted to the MAATE in Q3 2024, and is currently in the final stages of review.

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Ecuadorian constitutional court rulings suspending licenses

The Constitutional Court of Ecuador has ordered that the Ecuadorian State issue laws to regulate the exercise of free, prior and informed consultation and environmental consultation which, to date, has not occurred. Even though this has not yet occurred, several courts (including the Ecuadorian Constitutional Court) have issued rulings ordering the suspension of environmental licensing processes and environmental licenses until free and informed prior consultation is carried out. These cases were initiated by constitutional actions filed by people claiming to be members of Indigenous Peoples living in the project’s area of influence, specifically against the licenses and other administrative acts issued for these projects.

As the communities within the direct area of influence of Warintza, the local Shuar communities of Warints and Yawi, have consented to Solaris’ activities at Warintza, Solaris currently views the risk of a Constitutional Court ruling suspending its licenses as low. Notwithstanding the foregoing, any deterioration in the Company’s relationship with the local communities of Warints and Yawi, or any Constitutional Court ruling suspending Solaris’ environmental license to operate at the Warintza Project coming to fruition, would have a material adverse effect on Solaris and its operations.

Anti-mining sentiment

Anti-mining sentiment in Ecuador has previously resulted in protests at certain extractive projects and multiple mining projects being paralyzed due to opposition and legal action. The Ecuadorian provinces of Pichincha and Azuay are the two provinces that have turned out the most protestors and typically have the highest anti-mining sentiment, in general, in Ecuador. Pichincha is located to the north where referendum results in 2023 halted mining activity at the Chocó Andino UNESCO site near Quito where there is no activity from the formal sector. The Azuay province is located in the southern region of the country and has a historical anti-mining posture.

By contrast, there has been very little anti-mining sentiment in the Ecuadorian states of Morona Santiago (which hosts the Warintza Project) and Zamora-Chinchipe (which hosts the Fruta del Norte and Mirador projects). For example, to Solaris’ knowledge, the national anti-mining protests in June 2023 turned out no protestors in the provinces of Morona Santiago and Zamora Chinchipe in the southeastern region of the country where the formal mining sector is located.

The existing anti-mining sentiment in Ecuador has not had a significant impact on the Warintza Project. Notwithstanding the foregoing, any growth of anti-mining sentiment at Warintza or in the province of Morona Santiago could have a material adverse effect on Solaris and its operations.

Failure to comply strictly with applicable laws, regulations and local practices

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or Indigenous Peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in the price of Common Shares.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials in the local jurisdictions in which the Company operates.

Changes in laws and policies regulating international trade

Global trade tensions, including tariff disputes or trade wars between major economies, can affect the demand for metals as well as the pricing and availability of mining equipment and supplies. New tariffs, import or export restrictions, sanctions or retaliatory trade measures may increase the cost of equipment, fuel and other materials needed for exploration and development. These measures can also disrupt supply chains, delay the delivery of critical parts, and reduce global demand for certain metals, which may negatively affect commodity prices. Trade-related actions may contribute to currency volatility and instability in global financial markets, potentially limiting the Company’s ability to secure financing. Because these risks are unpredictable, they may materially impact the Company’s cost structure, exploration and development schedules, and overall ability to raise capital.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

The indirect effects of tariffs or counter tariffs are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

International conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the mining sector, supply chain and financial markets. Russia’s invasion of Ukraine, ongoing since 2022, has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Hostilities involving Israel, Iran, the United States, the military wing of Palestinian Islamist organisation Hamas, Lebanese Islamist paramilitary group Hezbollah, the Houthi movement in Yemen, as well as the joint U.S.-Israeli military campaign in Iran and subsequent closure of the Strait of Hormuz may also have a destabilizing effect on commodity prices, supply chains and global economies. Volatility in commodity prices and supply chain disruptions may adversely affect the Company’s business and financial condition. The extent and duration of the current and future conflicts and related international actions cannot be accurately predicted at this time, and the effects of such conflicts may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company’s business, results of operations and financial condition.

Risk of global outbreaks and contagious diseases

Disruptions caused by pandemics, epidemics or infectious disease outbreaks could materially adversely affect our business, operations, financial results and forward-looking expectations. Governments’ emergency measures to combat the spread could include restrictions on business activity and travel, as well as requirements to isolate or quarantine. The duration and magnitude of such impacts will depend on many factors that we may not be able to accurately predict.

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws.

Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where Mineral Reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ Mineral Reserves.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Common Shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris’ concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris’ operations, financial condition and results of operations.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Water management

Water is a critical resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management practices. These can consequently impact operations, disrupt production, increase costs and damage site and ancillary infrastructure.

The Company’s production estimates are dependent on, among other things, water supply, water storage and water quality, and production may be adversely impacted by availability of any of those conditions. Inadequate water supply or poor water management can directly affect capital and operating costs. Solaris could encounter business disruptions and operational difficulties in addressing too much water or too little water resulting in an under supply of water at the Company’s operations, which the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations.

Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to store water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control, including drought conditions where the receiving environment has insufficient capacity. Poor water management and discharge control may not only result in contaminants exceeding permitted limits, but also the suspension of operations at the Company’s mine sites. There can be no guarantees that Company’s current water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations.

Insufficient water management practices could lead to damage to site infrastructure and have a direct impact on the Company’s operations and production. Underperformance or ineffective maintenance of the stabilization and dewatering of its tailings storage facility structures, or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key Board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Common Shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms.

Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Artificial intelligence

Increasingly, mining companies are leveraging Artificial Intelligence (“AI”), including but not limited to the use of AI to enhance exploration. Failure to effectively integrate artificial intelligence tools into our business could result in an inability to strengthen and preserve our competitive positioning relative to industry peers. Further, navigating continually evolving legal and regulatory requirements associated with implementing artificial intelligence tools may require significant resources to help ensure compliance with applicable laws.

Alongside the potential benefits of AI tools and technology come risks, including the potential exposure of the Company’s proprietary or confidential information to unauthorized recipients, the misuse of the Company’s or third-party intellectual property, the exposure or misuse of personal information and allegations or claims against the Company related to violation of third-party intellectual property rights. As AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, AI models may not be sufficiently transparent in order to allow users to evaluate the accuracy or appropriateness of the output, which could result in inaccurate responses that could lead to errors in the Company’s decision-making or other business activities. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against the Company, its employees, consultants and partners. These risks could have a negative impact on the Company’s business, operating results and financial condition.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact the Common Share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the TSX, NYSE American and the IASB. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective ICFR. The Company has identified a material weakness in its ICFR for the year ended December 31, 2025, as more fully described below. Solaris’ failure to maintain the adequacy of its internal control over financial reporting may result in Solaris' financial statements being inaccurate, future adjustments and/or restatements of historical financial statements and the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and Common Share price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and Common Share price.

Common Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

The value of the Common Shares, as well as Company’s ability to raise equity capital, may be impacted by future issuances of Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. The Company may issue more Common Shares in the future. Sales of substantial amounts of Common Shares (including Common Shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Shares and the ability of the Company to raise equity capital in the future.

Future sales of Common Shares by existing shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Company to raise capital through future sales of Common Shares.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Differences in U.S. and Canadian reporting of Mineral Reserves and Resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports Mineral Reserves and Resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

As a “foreign private issuer”, the Company is exempt from Section 14 Proxy Rules and Section 16 of the Securities Exchange Act of 1934

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in the Company’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Company’s securities.

Claims under U.S. securities laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the year ended December 31, 2025, the DC&P have not been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. Given the identified material weakness as described below, management concluded that the Company’s DC&P and ICFR was not effective as of December 31, 2025.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis.

Material Weakness

For the year ended December 31, 2025, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We did not appropriately design and implement certain controls at a sufficient level of precision within our financial statement close process and related disclosures including: (i) recording of payroll expenses in general and administrative expenses, (ii) foreign currency calculations related to retranslation of deferred revenue to the functional currency and amortization of loan arrangement fees, (iii) disclosure and presentation of capital expenditure on exploration and evaluation assets within the consolidated statement of cash flows, and (iv) calculation of the tax provision. These control deficiencies resulted in errors that were corrected by management.

Solaris Resources Inc. Management’s Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in thousands of United States dollars, unless otherwise noted)

Remediation Plan

To address the material weakness the Company has taken the following actions:

●	Management has reviewed the controls relating to financial close procedures, to ensure increased oversight.

●	A new accounting system has been implemented.

●	An additional senior team member has been recruited to the finance team, as of September 1, 2025, to provide additional resources and oversight within the internal accounting and financial reporting areas.

Although this material weakness did not result in any material misstatement of our consolidated financial statements for the periods presented, it could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute a material weakness. With respect to the material weakness above, management, under the oversight of the Audit Committee, is taking steps to address the issue. While we implement our remediation plan, the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. The Company will monitor the effectiveness of its remediation plan and refine its remediation plan as appropriate.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the fiscal year ended December 31, 2025.

Qualified Person

A “Qualified Person” is as defined by the NI 43-101 of the Canadian Securities Administrators. The named Qualified Person(s) have verified the data disclosed, including sampling, analytical, and test data underlying the information or opinions contained in this MD&A in accordance with standards appropriate to their qualifications. The independent Qualified Persons are Mr. Nicholas Szebor, EurGeol, CGeol, Director and Global Lead – Geosciences at AMC Consultants, who supervised and approved the MRE; and Mr. Roderick Carlson, FAIG (RPGeo), MAusIMM, Technical Lead – Geosciences at AMC Consultants, who is responsible for the exploration, drilling, sample preparation, and assays. The preparation of the mineral reserve estimate and mining aspects of the PFS was supervised and approved by Mr. Eugene Tucker, P.Eng., Director and Global Lead – Open Pit Mining at AMC Consultants. The costs (excluding process plant and site services) and economics of the PFS were prepared under the supervision of Ms. Mary Alejo Hito, P.Eng., Principal Mining Engineer at AMC Consultants. The preparation of the metallurgy, processing, and site infrastructure aspects (excluding TMF, WRF, and water management) of the PFS was supervised by Mr. Greg Lane, FAusIMM, Principal Consultant at Ausenco. Mr. Guillermo Hernán Barreda Flores, SME Registered Member, Regional Manager at Knight Piésold, prepared the TMF, WRF, and site water management aspects of the PFS. Each of the aforementioned individuals are a “Qualified Person” as defined in NI 43-101.

The Qualified Persons have reviewed and approved the scientific and technical information contained in this MD&A and believe it fairly and accurately represents the information from the technical report titled “Warintza Project Pre-Feasibility Study and Updated Mineral Resource Estimate”, effective November 1, 2025.